FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 27, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Earnings Release
SIEMENS AG SEGMENT INFORMATION (continuing operations — unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF INCOME (unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
SIEMENS AG CONSOLIDATED BALANCE SHEETS (unaudited)
SIGNATURES

Key figures (1)

	2nd quarter (2)		first six months (3)
	2006	2005	2006	2005
Income from continuing operations (in millions of euros)	901	860	1,716	1,943

Loss from discontinued operations, net of income taxes (in millions of euros)	(14)	(79)	(16)	(161)
Net income	887	781	1,700	1,782
(in millions of euros)

Earnings per share from continuing operations (4)	1.01	0.96	1.93	2.18
(in euros)
Loss per share from discontinued operations (4)	(0.01)	(0.08)	(0.02)	(0.18)
(in euros)
Earnings per share (4)	1.00	0.88	1.91	2.00
(in euros)

Net cash from operating and investing activities (5)	401	142	(419)	(1,864)
(in millions of euros)
therein: Net cash provided by (used in) operating activities	1,124	881	1,107	(93)
Net cash used in investing activities	(723)	(739)	(1,526)	(1,771)

Group profit from Operations (5)	1,325	1,225	2,727	2,790
(in millions of euros)

New orders (5)	24,413	20,019	51,201	40,431
(in millions of euros)

Sales (5)	21,510	17,726	42,229	34,756
(in millions of euros)

	March 31, 2006	September 30, 2005
Employees (5) (in thousands)	472	461
Germany	163	165
International	309	296

(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of discontinued mobile devices activities).
(2)	January 1 — March 31, 2006 and 2005, respectively.
(3)	October 1, 2005 and 2004 — March 31, 2006 and 2005, respectively.
(4)	Earnings per share — basic.
(5)	Continuing operations.

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Earnings Release
Munich, April 27, 2006

Siemens in the second quarter 2006 (January 1 to March 31)

•	Net income was €887 million and earnings per share were €1.00, both up 14% compared to the second quarter a year earlier.

•	Group profit from Operations was €1.325 billion, 8% higher than in the prior-year period.

•	Orders rose to €24.413 billion, up 22% year-over-year, and sales increased 21%, to €21.510 billion.

•	On a continuing basis, operating and investing activities provided net cash of €401 million compared to net cash provided of €142 million in the second quarter a year earlier.

“Results for the second quarter demonstrate that our Fit4More program is making a significant difference after just one year,” said Siemens CEO Klaus Kleinfeld. “Our evolving portfolio is positioning Siemens strongly in its growth markets, resulting in double-digit increases in sales and orders in the second quarter. We also earned higher profits at the majority of our operating Groups, and despite significantly higher charges at our I&C Groups we achieved an increase in net income as well.”

“Looking ahead, we anticipate that volume growth will even out somewhat compared to the rapid pace of the first half, and that severance programs already in place in the I&C Groups will result in further charges in the second half. Overall, we continue to focus all our efforts on achieving our 2007 targets.”

For the second quarter of fiscal 2006, ended March 31, 2006, Siemens reported net income of €887 million, up 14% compared to €781 million in the same period a year earlier. Basic and diluted earnings per share rose to €1.00 and €0.95, respectively, from €0.88 and €0.84 in the same quarter a year earlier.

Discontinued operations lost €14 million in the quarter, compared to a loss of €79 million in the prior-year period. Income from continuing operations in the second quarter was €901 million, and corresponding basic and diluted earnings per share were €1.01 and €0.97, respectively. A year earlier, income from continuing operations in the second quarter was €860 million, and corresponding basic and diluted earnings per share were €0.96 and €0.92, respectively.

Group profit from Operations in the second quarter was €1.325 billion, up 8% from €1.225 billion in the same period a year earlier. Most Groups within Operations increased their earnings year-over-year, with major earnings contributions from Automation and Drives (A&D), Medical Solutions (Med), Siemens VDO Automotive (SV) and Osram. Severance charges at Communications (Com) and Siemens Business Services (SBS) totaled €178 million, approximately double the level in the prior-year period.

Net income in the second quarter benefited from a gain on the sale of an investment and a positive effect related to the settlement of an arbitration proceeding, both within corporate items. In contrast, earnings from Financing and Real Estate activities in the second quarter declined to €77 million from €123 million in the prior-year period, which included a special dividend related to an investment.

Second-quarter orders of €24.413 billion, including large orders at Power Generation (PG) and Transportation Systems (TS), were up 22% compared to the second quarter a year earlier. Sales increased 21% year-over-year, to €21.510 billion. While sales and orders rose modestly in Germany, all other regions reported double-digit growth in both sales and orders for the quarter. Excluding currency translation and portfolio effects, second-quarter orders rose 9% and sales were up 8% year-over-year.

On a continuing basis, net cash from operating and investing activities within Operations in the second quarter was €173 million compared to a negative €153 million in the prior-year period. While the current period included significantly higher payouts from severance programs compared to the prior-year period, it also included higher proceeds from sales of investments. In both periods under review, Operations used significant cash for net working capital and capital expenditures associated with business growth. Within Financing and Real Estate and Corporate Treasury activities, net cash from operating and investing activities in the second quarter was €228 million compared to €295 million a year earlier.

For Siemens on a continuing basis, operating and investing activities in the second quarter provided net cash of €401 million compared to net cash provided of €142 million a year earlier.

Operations in the second quarter of fiscal 2006

Information and Communications

Communications (Com)

	Second Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	27	108	(75)%
Group profit margin	0.8%	3.4%

Sales	3,383	3,162	7%	3%
New orders	3,562	3,418	4%	0%

*	Excluding currency translation effects of 4% and 3% on sales and orders, respectively, and portfolio effects of 1% on orders.

Com’s second-quarter sales and orders were €3.383 billion and €3.562 billion, respectively. Group profit of €27 million in the second quarter included a positive effect related to a contract renegotiation. Both the current and prior-year period included modest severance charges, which are expected to increase in the second half of the current year. Com’s Carrier Networks business delivered most of the Group’s sales growth year-over-year, as pricing pressure and shifts in sales mix resulted in flat sales in the Enterprise Networks business and a decline in sales in the Devices business.

Siemens Business Services (SBS)

	Second Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	(194)	(129)	(50)%
Group profit margin	(13.9)%	(10.0)%

Sales	1,393	1,284	8%	1%
New orders	1,360	1,549	(12)%	(16)%

*	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 5% and 2% on sales and orders, respectively.

SBS recorded higher second-quarter sales of €1.393 billion. Orders came in at €1.360 billion, lower than in the prior-year period due to more selective order intake and a smaller number of major orders compared to the second quarter a year earlier.

The Group’s loss of €194 million included higher severance charges, which totaled €155 million compared to €63 million in the second quarter a year earlier. SBS expects severance charges in the second half of the fiscal year to come in below the level of the first half. After the end of the second quarter, SBS closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.

Automation and Control

Automation and Drives (A&D)

	Second Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	371	278	33%
Group profit margin	11.8%	11.7%

Sales	3,155	2,386	32%	9%
New orders	3,471	2,481	40%	13%

*	Excluding currency translation effects of 4% on sales and orders, and portfolio effects of 19% and 23% on sales and orders, respectively.

A&D increased Group profit to a record €371 million in the second quarter, up 33% compared to the same period a year earlier. The increase was broad-based, including positive contributions from acquisitions between the periods under review. A&D boosted second-quarter sales 32% year-over-year, to €3.155 billion, benefiting from both acquisitions and organic growth. Orders increased even faster, rising 40% to €3.471 billion on strong demand in Asia-Pacific and Europe.

Industrial Solutions and Services (I&S)

	Second Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	74	59	25%
Group profit margin	3.5%	4.2%

Sales	2,132	1,392	53%	9%
New orders	2,447	1,872	31%	(9)%

*	Excluding currency translation effects of 6% and 5% on sales and orders, respectively, and portfolio effects of 38% and 35% on sales and orders, respectively.

Second-quarter orders at I&S increased to €2.447 billion, largely due to Siemens’ acquisition of VA Technologie AG (VA Tech) between the periods under review. The VA Tech activities allocated to I&S more than offset lower orders in the Group’s Postal Automation and Airport Logistics divisions compared to the prior-year period.

The VA Tech acquisition also made a significant contribution to the increase in sales at I&S. Group profit rose to €74 million from €59 million a year earlier, primarily due to higher sales.

Siemens Building Technologies (SBT)

	Second Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	52	22	136%
Group profit margin	4.4%	2.1%

Sales	1,169	1,030	13%	7%
New orders	1,318	1,128	17%	12%

*	Excluding currency translation effects of 5% and 4% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

Group profit at SBT was €52 million in the second quarter, up from €22 million in the same period a year earlier. The increase resulted from higher capacity utilization combined with higher sales, which rose to €1.169 billion. Orders climbed to €1.318 billion, on higher demand for SBT’s building automation and fire safety solutions.

Power

Power Generation (PG)

	Second Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	247	257	(4)%
Group profit margin	10.1%	12.7%

Sales	2,453	2,024	21%	15%
New orders	3,259	2,515	30%	22%

*	Excluding currency translation effects of 3% and 4% on sales and orders, respectively, and portfolio effects of 3% and 4% on sales and orders, respectively.

Second-quarter orders at PG climbed 30% year-over-year, to €3.259 billion, fueled by a number of major orders including a very large power generation contract in the Middle East. Sales rose 21%, to €2.453 billion, spanning the Group’s power generation, industrial turbine and wind power businesses. Group profit was €247 million in the second quarter compared to €257 million in the same period a year earlier, due in part to lower equity earnings from a joint venture. The decline in the Group’s earnings margin year-over-year reflects its changing sales mix as well as market-driven shifts in pricing for gas turbine systems.

Power Transmission and Distribution (PTD)

	Second Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	81	61	33%
Group profit margin	5.4%	6.9%

Sales	1,496	890	68%	30%
New orders	1,797	1,229	46%	15%

*	Excluding currency translation effects of 8% on sales and orders, and portfolio effects of 30% and 23% on sales and orders, respectively.

PTD’s sales surged 68% year-over-year, to €1.496 billion, and orders climbed 46%, to €1.797 billion, on a combination of organic growth and additional volume from the VA Tech acquisition between the periods under review. While PTD’s second-quarter Group profit rose to €81 million from €61 million a year earlier, the Group’s earnings margin showed the effects of integrating its VA Tech activities.

Transportation

Transportation Systems (TS)

	Second Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	21	4	425%
Group profit margin	2.1%	0.4%

Sales	1,005	940	7%	4%
New orders	1,803	1,011	78%	75%

*	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of 2% on sales and orders.

Group profit was €21 million at TS in the second quarter. The period included a large number of major new contracts in Europe, the Middle East and Africa. As a result, orders came in 78% higher than a year earlier, at €1.803 billion. Sales rose 7% year-over-year, to €1.005 billion.

Siemens VDO Automotive (SV)

	Second Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	177	160	11%
Group profit margin	6.8%	6.8%
Sales	2,615	2,348	11%	6%
New orders	2,612	2,343	11%	6%

*	Excluding currency translation effects of 5% on sales and orders.

SV’s second-quarter Group profit of €177 million benefited from a gain on the sale of an investment, which largely offset significantly higher research and development expenses compared to the prior-year period. Sales and orders rose 11% year-over-year, to €2.615 billion and €2.612 billion, respectively.

Medical

Medical Solutions (Med)

	Second Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	258	218	18%
Group profit margin	12.6%	12.3%

Sales	2,047	1,774	15%	8%
New orders	2,096	1,923	9%	3%

*	Excluding currency translation effects of 6% on sales and orders, and portfolio effects of 1% on sales.

Second-quarter Group profit at Med was up 18% year-over-year, climbing to €258 million. Diagnostics imaging solutions continued their strong contribution to both earnings and volume growth. Sales and orders rose to €2.047 billion and €2.096 billion, respectively, highlighted by fast-growing demand in Asia-Pacific.

Lighting

Osram

	Second Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	132	117	13%
Group profit margin	10.9%	11.1%

Sales	1,206	1,057	14%	8%
New orders	1,206	1,057	14%	8%

*	Excluding currency translation effects of 6% on sales and orders.

Osram boosted second-quarter Group profit 13%, to €132 million. Demand was particularly strong in the U.S. and China, sending sales and orders up to €1.206 billion from €1.057 billion in the second quarter a year earlier.

Other Operations

Other Operations consist of centrally held operating businesses not related to a Group. These businesses include joint ventures, equity investments, a portion of the VA Tech acquisition, and the Dematic businesses carved out of the former Logistics and Assembly Systems Group. In the second quarter, Group profit from Other Operations was €79 million compared to €70 million a year earlier. Earnings from joint ventures in the second quarter were somewhat higher than in the same quarter a year earlier. The Dematic businesses posted losses in both periods, and anticipate restructuring and other measures in the second half of the fiscal year. The VA Tech acquisition contributed to the increase in sales year-over-year, to €890 million from €660 million a year earlier.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations totaled a negative €184 million in the second quarter, compared to a negative €289 million in the same period a year earlier. The improvement is due to a gain of €95 million on the sale of an investment and a positive effect related to the settlement of an arbitration proceeding. Centrally carried pension expense increased slightly due to a reduction in the discount rate assumption at September 30, 2005.

Financing and Real Estate

Siemens Financial Services (SFS)

	Second Quarter
(€ in millions)	2006	2005	% Change
Income before income taxes	44	90	(51)%

	March 31,	Sept. 30,
	2006	2005

Total assets	10,213	10,148	1%

Income before income taxes at SFS was €44 million in the second quarter. The difference year-over-year is due primarily to a one-time benefit in the prior-year period, when an investment held by the Equity division paid a special dividend. Total assets at the end of the second quarter were nearly unchanged compared to the end of fiscal 2005.

Siemens Real Estate (SRE)

	Second Quarter
(€ in millions)	2006	2005	% Change
Income before income taxes	33	33	0%

Sales	429	402	7%

	March 31,	Sept. 30,
	2006	2005

Total assets	3,381	3,496	(3)%

In the second quarter, SRE recorded income before income taxes of €33 million, level with the prior-year period. The Group offset lower rental earnings with higher income from sales of real property.

Eliminations, reclassifications and Corporate Treasury

Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €99 million in the second quarter, compared to €77 million a year earlier. The difference was due mainly to increased interest income at Corporate Treasury from intra-company financing.

Income statement highlights in the second quarter
Net income for Siemens in the second quarter was €887 million, up 14% from €781 million in the second quarter a year earlier. Income from continuing operations was €901 million compared to €860 million in the prior-year period.

Gross profit increased by 14%, as a majority of the Groups in Operations increased their earnings year-over-year. Gross profit margin for the second quarter came in lower, at 27.8% compared to 29.6% a year earlier, notably due to SBS, PTD, Com and PG. Second-quarter R&D expenses increased to €1.420 billion from €1.231 billion a year earlier, including significantly higher outlays at Med, SV and A&D. Due to a significant increase in sales, however, R&D declined as a percent of sales to 6.6% from 6.9% in the prior-year quarter. Marketing, selling and general administrative expenses as a percent of sales also declined year-over-year, to 17.7% from 18.1%. Other operating income of €106 million benefited from a positive effect related to the settlement of an arbitration proceeding. A year earlier, other operating income was a negative €23 million. A gain on the sale of a centrally held investment was the major factor in higher income from investments, which increased to €297 million from €212 million in the prior-year period.

Income and earnings per share in the first six months
Net income for Siemens in the first six months of fiscal 2006 was €1.700 billion, compared to €1.782 billion in the first half a year earlier. Group profit from Operations of €2.727 billion came in lower than €2.790 billion in the prior-year period, due primarily to substantially higher severance charges at Com and SBS, totaling €530 million compared to €106 million in the first six months a year earlier. The increase in severance charges year-over-year was partially offset by higher gains from sales of Juniper shares, which were €356 million compared to €208 million in the prior-year period, and from higher gains on sales of investments. Basic and diluted earnings per share for the first two quarters were €1.91 and €1.82 respectively. In the prior-year period, basic and diluted earnings per share were €2.00 and €1.91, respectively. Income from continuing operations was €1.716 billion in the first half, down from €1.943 billion in the same period a year earlier due primarily to higher losses at SBS. On a continuing basis, basic and diluted earnings per share were €1.93 and €1.84, respectively, compared to €2.18 and €2.08 in the same period a year earlier.

Sales and order trends for the first six months
Sales in the first six months of fiscal 2006 were €42.229 billion, a 22% increase from €34.756 billion in the prior-year period. Orders of €51.201 billion were up 27% from €40.431 billion a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions, sales rose 8% and orders climbed 11%. Major orders were numerous and well-distributed, and international markets were the growth engines for the first half. In Germany, sales were up 4%, at €8.036 billion, and orders increased 6%, to €8.850 billion, primarily due to acquisitions between the periods under review.

Meanwhile international sales for the first two quarters rose 27% compared to the prior-year period, to €34.193 billion, and orders climbed 32% year-over-year, to €42.351 billion.

Within international growth, Asia-Pacific posted sales of €6.034 billion, a 38% increase year-over-year, and orders of €8.269 billion, a 42% jump. Within Asia-Pacific, first-half sales in China surged 66%, to €2.075 billion, while first-half orders in China climbed 43%, to just below €3.0 billion. Growth in the Americas was also robust, with the region as a whole generating sales and order growth of 28% and 27%, respectively. Within this trend, the U.S. posted sales of €8.208 billion and orders of €8.922 billion, both 22% higher than in the first half a year earlier including beneficial currency translation effects. In Europe outside Germany, sales for the first six months were 17% higher year-over-year, at €13.418 billion, and orders increased 20%, to €15.915 billion.

Liquidity for the first six months
In the first six months, on a continuing basis, operating and investing activities used net cash of €419 million compared to net cash used of €1.864 billion in the prior-year period. Discontinued operations used net cash of €230 million in the first half-year, compared to net cash used of €634 million in the same period a year earlier.

			SFS, SRE and
			Corporate
Continuing operations	Operations		Treasury *		Siemens
	Six months ended March 31,
(€ in millions)	2006	2005	2006	2005	2006	2005
Net cash provided by (used in):
Operating activities	267	(852)	840	759	1,107	(93)
Investing activities	(1,024)	(1,299)	(502)	(472)	(1,526)	(1,771)

Net cash provided by (used in) operating and investing activities — continuing operations	(757)	(2,151)	338	287	(419)	(1,864)

*	Also includes eliminations and reclassifications.

Within Operations, operating activities provided net cash of €267 million in the first six months of fiscal 2006, despite substantial cash outflows for severance payouts. In the prior-year period, operating activities used net cash of €852 million, including €1.496 billion in supplemental contributions to Siemens pension plans. Both periods included significant build-ups of net working capital associated with business growth. Investing activities also showed the effects of overall business growth in both periods, particularly including significant cash outflows for capital expenditures.

Net cash used in investing activities was €1.024 billion in the first half of the current year, compared to €1.299 billion a year earlier. The difference between the two periods is due largely to higher proceeds from sales of investments and marketable securities in the current period.

The other two components of Siemens, which include Financing and Real Estate and Corporate Treasury activities, provided net cash from operating and investing activities of €338 million in the first half of fiscal 2006. In the same period a year earlier, these components provided net cash of €287 million from operating and investing activities.

Funding status of pension plans
Siemens reduced the under-funding of its principal pension plans as of March 31, 2006 to approximately €2.9 billion from approximately €3.5 billion at September 30, 2005. The improvement includes a return on plan assets in the first six months of €864 million, or 8.6% on an annualized basis, which is above the expected annual return of 6.7%.

Economic Value Added
Economic Value Added (EVA) in the first half of fiscal 2006 was positive and level with the same period a year earlier.

Subsequent events
After the close of the quarter, Siemens sold its remaining shares in Infineon Technologies AG for net proceeds of approximately €1.1 billion and a gain of €33 million. Also after the close of the quarter, Siemens announced an agreement to sell its VA Tech hydropower activities to Andritz AG of Austria. The sale, which requires regulatory approval, is expected to close in the third quarter.

Starting today at 10:00 a.m. CET, we will provide a live video webcast on the internet of the semi-annual press conference with CEO Dr. Klaus Kleinfeld and CFO Heinz-Joachim Neubürger. You can access the webcast at www.siemens.com/pressconference. You will also be able to download the presentation. Starting at 3:00 p.m. CET, Siemens CEO Dr. Klaus Kleinfeld and CFO Heinz-Joachim Neubürger will hold a conference call with analysts and investors. You can follow the conference call live on the internet by going to www.siemens.com/analystcall.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS AG
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended March 31, 2006 and 2005 and as of September 30, 2005
(in millions of €)

					Intersegment
	New Orders		External sales		sales		Total sales		Group profit(1)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Operations Groups
Communications (Com)	3,562	3,418	3,303	3,114	80	48	3,383	3,162	27	108
Siemens Business Services (SBS)	1,360	1,549	1,027	959	366	325	1,393	1,284	(194)	(129)
Automation and Drives (A&D)(5)	3,471	2,481	2,788	2,055	367	331	3,155	2,386	371	278
Industrial Solutions and Services (I&S)(5)	2,447	1,872	1,870	1,136	262	256	2,132	1,392	74	59
Siemens Building Technologies (SBT)	1,318	1,128	1,140	1,000	29	30	1,169	1,030	52	22
Power Generation (PG)	3,259	2,515	2,444	2,023	9	1	2,453	2,024	247	257
Power Transmission and Distribution (PTD)	1,797	1,229	1,386	820	110	70	1,496	890	81	61
Transportation Systems (TS)	1,803	1,011	990	936	15	4	1,005	940	21	4
Siemens VDO Automotive (SV)	2,612	2,343	2,611	2,342	4	6	2,615	2,348	177	160
Medical Solutions (Med)	2,096	1,923	2,035	1,767	12	7	2,047	1,774	258	218
Osram	1,206	1,057	1,186	1,038	20	19	1,206	1,057	132	117
Other Operations(5)(6)	887	672	506	341	384	319	890	660	79	70

Total Operations Groups	25,818	21,198	21,286	17,531	1,658	1,416	22,944	18,947	1,325	1,225
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,560)	(1,330)	17	24	(1,596)	(1,354)	(1,579)	(1,330)	(184)	(289)
Other interest expense	—	—	—	—	—	—	—	—	(91)	(36)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	24,258	19,868	21,303	17,555	62	62	21,365	17,617	1,050	900

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	159	132	135	109	24	23	159	132	44	90
Siemens Real Estate (SRE)	429	402	72	62	357	340	429	402	33	33
Eliminations	(3)	(3)	—	—	(3)	(3)	(3)	(3)	—	—

Total Financing and Real Estate	585	531	207	171	378	360	585	531	77	123

Eliminations, reclassifications and Corporate Treasury	(430)	(380)	—	—	(440)	(422)	(440)	(422)	99	77

Siemens	24,413	20,019	21,510	17,726	—	—	21,510	17,726	1,226	1,100

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	3/31/06	9/30/05	2006		2005		2006	2005	2006	2005
Operations Groups
Communications (Com)	2,024	1,883	(41)		39		100	139	100	112
Siemens Business Services (SBS)	654	296	(330)		(122)		83	69	68	64
Automation and Drives (A&D)(5)	4,202	3,691	118		284		226	41	80	51
Industrial Solutions and Services (I&S)(5)	1,603	1,775	115		25		57	(10)	32	22
Siemens Building Technologies (SBT)	1,657	1,453	75		71		46	21	26	25
Power Generation (PG)	2,842	2,625	(52)		24		130	38	54	52
Power Transmission and Distribution (PTD)	2,053	1,869	(12)		(64)		36	32	26	16
Transportation Systems (TS)	348	584	62		(84)		38	15	12	13
Siemens VDO Automotive (SV)	3,961	3,823	221		123		118	116	105	95
Medical Solutions (Med)	3,815	3,685	314		133		84	107	62	48
Osram	2,113	2,065	115		44		72	77	67	62
Other Operations(5)(6)	2,046	1,608	(39)		2		37	12	23	18

Total Operations Groups	27,318	25,357	546		475		1,027	657	655	578
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,668)	(3,690)	(373	)(7)	(628	)(7)	12	23	3	—
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	58,271	59,787	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	81,921	81,454	173		(153)		1,039	680	658	578

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	10,213	10,148	55		342		103	90	57	49
Siemens Real Estate (SRE)	3,381	3,496	(10)		74		73	56	50	47
Eliminations	(521)	(340)	(14	)(7)	(23	)(7)	—	—	—	—

Total Financing and Real Estate	13,073	13,304	31		393		176	146	107	96

Eliminations, reclassifications and Corporate Treasury	(8,420)	(8,553)	197	(7)	(98	)(7)	—	—	—	—

Siemens	86,574	86,205	401		142		1,215	826	765	674

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.
(6)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(7)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for six months ended March 31, 2006 and 2005 and as of September 30, 2005
(in millions of €)

					Intersegment
	New Orders		External sales		sales		Total sales		Group profit(1)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Operations Groups
Communications (Com)	7,456	6,962	6,657	6,117	146	149	6,803	6,266	350	480
Siemens Business Services (SBS)	2,865	3,399	2,086	1,905	713	635	2,799	2,540	(423)	(154)
Automation and Drives (A&D)(5)	7,099	5,035	5,361	4,040	722	641	6,083	4,681	725	576
Industrial Solutions and Services (I&S)(5)	5,152	3,621	3,614	2,269	496	491	4,110	2,760	129	94
Siemens Building Technologies (SBT)	2,691	2,216	2,223	1,989	48	51	2,271	2,040	102	71
Power Generation (PG)	7,319	5,000	4,515	3,590	12	12	4,527	3,602	424	471
Power Transmission and Distribution (PTD)	4,270	2,322	2,734	1,598	218	126	2,952	1,724	165	113
Transportation Systems (TS)	3,880	2,241	2,028	1,925	41	29	2,069	1,954	42	24
Siemens VDO Automotive (SV)	5,060	4,637	5,056	4,623	7	10	5,063	4,633	340	304
Medical Solutions (Med)	4,252	3,953	4,009	3,406	22	24	4,031	3,430	504	433
Osram	2,364	2,140	2,325	2,103	39	37	2,364	2,140	257	237
Other Operations(5)(6)	1,898	1,412	1,191	795	696	609	1,887	1,404	112	141

Total Operations Groups	54,306	42,938	41,799	34,360	3,160	2,814	44,959	37,174	2,727	2,790
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,413)	(2,808)	29	36	(3,054)	(2,696)	(3,025)	(2,660)	(513)	(559)
Other interest expense	—	—	—	—	—	—	—	—	(182)	(64)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	50,893	40,130	41,828	34,396	106	118	41,934	34,514	2,032	2,167

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	309	272	265	233	44	39	309	272	123	189
Siemens Real Estate (SRE)	840	785	136	127	704	658	840	785	86	70
Eliminations	(6)	(6)	—	—	(6)	(6)	(6)	(6)	—	—

Total Financing and Real Estate	1,143	1,051	401	360	742	691	1,143	1,051	209	259

Eliminations, reclassifications and Corporate Treasury	(835)	(750)	—	—	(848)	(809)	(848)	(809)	164	181

Siemens	51,201	40,431	42,229	34,756	—	—	42,229	34,756	2,405	2,607

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	3/31/06	9/30/05	2006		2005		2006	2005	2006	2005
Operations Groups
Communications (Com)	2,024	1,883	(48)		19		197	214	194	217
Siemens Business Services (SBS)	654	296	(743)		(312)		159	132	136	120
Automation and Drives (A&D)(5)	4,202	3,691	238		541		335	85	132	99
Industrial Solutions and Services (I&S)(5)	1,603	1,775	29		111		152	3	65	42
Siemens Building Technologies (SBT)	1,657	1,453	(70)		(2)		155	88	49	49
Power Generation (PG)	2,842	2,625	164		(191)		266	412	103	91
Power Transmission and Distribution (PTD)	2,053	1,869	26		(40)		66	63	53	31
Transportation Systems (TS)	348	584	227		(257)		72	30	24	25
Siemens VDO Automotive (SV)	3,961	3,823	248		321		282	222	206	191
Medical Solutions (Med)	3,815	3,685	402		139		138	163	121	95
Osram	2,113	2,065	223		248		138	128	128	126
Other Operations(5)(6)	2,046	1,608	(226)		(254)		115	165	45	45

Total Operations Groups	27,318	25,357	470		323		2,075	1,705	1,256	1,131
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,668)	(3,690)	(1,227	)(7)	(2,474	)(7)	84	8	1	3
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	58,271	59,787	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	81,921	81,454	(757)		(2,151)		2,159	1,713	1,257	1,134

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	10,213	10,148	144		166		216	170	113	95
Siemens Real Estate (SRE)	3,381	3,496	18		(30)		130	117	92	91
Eliminations	(521)	(340)	(43	)(7)	(49	)(7)	—	—	—	—

Total Financing and Real Estate	13,073	13,304	119		87		346	287	205	186

Eliminations, reclassifications and Corporate Treasury	(8,420)	(8,553)	219	(7)	200	(7)	—	—	—	—

Siemens	86,574	86,205	(419)		(1,864)		2,505	2,000	1,462	1,320

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.
(6)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(7)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Net sales	21,510	17,726	(440)	(422)	21,365	17,617	585	531
Cost of sales	(15,531)	(12,473)	440	422	(15,473)	(12,464)	(498)	(431)

Gross profit on sales	5,979	5,253	—	—	5,892	5,153	87	100
Research and development expenses	(1,420)	(1,231)	—	—	(1,420)	(1,231)	—	—
Marketing, selling and general administrative expenses	(3,813)	(3,204)	—	—	(3,727)	(3,126)	(86)	(78)
Other operating income (expense), net	106	(23)	(25)	(22)	87	(31)	44	30
Income from investments in other companies, net	297	212	—	—	282	167	15	45
Income (expense) from financial assets and marketable securities, net	32	37	20	35	35	15	(23)	(13)
Interest income (expense) of Operations, net	(8)	(11)	—	—	(8)	(11)	—	—
Other interest income (expense), net	53	67	104	64	(91)	(36)	40	39

Income from continuing operations before income taxes	1,226	1,100	99	77	1,050	900	77	123
Income taxes	(277)	(211)	(23)	(15)	(237)	(172)	(17)	(24)
Minority interest	(48)	(29)	—	—	(48)	(29)	—	—

Income from continuing operations	901	860	76	62	765	699	60	99
Income (loss) from discontinued operations, net of income taxes	(14)	(79)	—	—	(14)	(80)	—	1

Net income	887	781	76	62	751	619	60	100

Basic earnings per share
Income from continuing operations	1.01	0.96
Loss from discontinued operations	(0.01)	(0.08)

Net income	1.00	0.88

Diluted earnings per share
Income from continuing operations	0.97	0.92
Loss from discontinued operations	(0.02)	(0.08)

Net income	0.95	0.84

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Net sales	42,229	34,756	(848)	(809)	41,934	34,514	1,143	1,051
Cost of sales	(30,642)	(24,070)	848	809	(30,545)	(24,037)	(945)	(842)

Gross profit on sales	11,587	10,686	—	—	11,389	10,477	198	209
Research and development expenses	(2,709)	(2,357)	—	—	(2,709)	(2,357)	—	—
Marketing, selling and general administrative expenses	(7,551)	(6,524)	(1)	(1)	(7,386)	(6,372)	(164)	(151)
Other operating income (expense), net	175	(6)	(46)	(47)	128	(20)	93	61
Income from investments in other companies, net	437	356	—	—	406	282	31	74
Income (expense) from financial assets and marketable securities, net	372	336	—	104	398	246	(26)	(14)
Interest income (expense) of Operations, net	(12)	(25)	—	—	(12)	(25)	—	—
Other interest income (expense), net	106	141	211	125	(182)	(64)	77	80

Income from continuing operations before income taxes	2,405	2,607	164	181	2,032	2,167	209	259
Income taxes(1)	(591)	(601)	(40)	(42)	(499)	(500)	(52)	(59)
Minority interest	(98)	(63)	—	—	(98)	(63)	—	—

Income from continuing operations	1,716	1,943	124	139	1,435	1,604	157	200
Income (loss) from discontinued operations, net of income taxes	(16)	(161)	—	—	(16)	(163)	—	2

Net income	1,700	1,782	124	139	1,419	1,441	157	202

Basic earnings per share
Income from continuing operations	1.93	2.18
Loss from discontinued operations	(0.02)	(0.18)

Net income	1.91	2.00

Diluted earnings per share
Income from continuing operations	1.84	2.08
Loss from discontinued operations	(0.02)	(0.17)

Net income	1.82	1.91

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS AG
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2006 and 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from operating activities
Net income	1,700	1,782	124	139	1,419	1,441	157	202
Adjustments to reconcile net income to cash provided
Minority interest	104	69	—	—	104	69	—	—
Amortization, depreciation and impairments	1,467	1,355	—	—	1,262	1,168	205	187
Deferred taxes	101	49	7	8	85	31	9	10
Losses (gains) on sales and disposals of businesses and real estate, net	(103)	2	—	—	(50)	12	(53)	(10)
(Gains) on sales of investments, net	(176)	(17)	—	—	(176)	(17)	—	—
(Gains) on sales and impairments of marketable securities, net	(369)	(231)	—	—	(369)	(231)	—	—
(Income) from equity investees, net of dividends received	(225)	(251)	—	—	(211)	(242)	(14)	(9)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(1,943)	(1,138)	—	—	(1,959)	(1,130)	16	(8)
(Increase) decrease in accounts receivable, net	29	876	382	212	(356)	646	3	18
Increase (decrease) in outstanding balance of receivables sold	(31)	(43)	(23)	(59)	(8)	16	—	—
(Increase) decrease in other current assets	(176)	(149)	(68)	105	(80)	(228)	(28)	(26)
Increase (decrease) in accounts payable	(227)	(600)	(3)	(6)	(238)	(584)	14	(10)
Increase (decrease) in accrued liabilities	(52)	(147)	(6)	(16)	(35)	(79)	(11)	(52)
Increase (decrease) in other current liabilities	652	(728)	208	(52)	417	(752)	27	76
Supplemental contributions to pension trusts	—	(1,496)	—	—	—	(1,496)	—	—
Change in other assets and liabilities	222	(17)	(31)	65	328	(70)	(75)	(12)

Net cash provided by (used in) operating activities — continuing and discontinued operations	973	(684)	590	396	133	(1,446)	250	366
Net cash provided by (used in) operating activities — continuing operations	1,107	(93)	590	396	267	(852)	250	363
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,758)	(1,366)	—	—	(1,431)	(1,111)	(327)	(255)
Acquisitions, net of cash acquired	(491)	(599)	—	—	(488)	(582)	(3)	(17)
Purchases of investments	(261)	(81)	—	—	(245)	(66)	(16)	(15)
Purchases of marketable securities	(43)	(4)	—	(1)	(41)	(3)	(2)	—
(Increase) decrease in receivables from financing activities	(294)	(345)	(394)	(262)	—	—	100	(83)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	23	59	—	—	(23)	(59)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	646	276	—	—	506	139	140	137
Increase (decrease) from sales and dispositions of businesses	3	(15)	—	—	3	(16)	—	1
Proceeds from sales of marketable securities	576	320	—	8	576	297	—	15

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,622)	(1,814)	(371)	(196)	(1,120)	(1,342)	(131)	(276)
Net cash provided by (used in) investing activities — continuing operations	(1,526)	(1,771)	(371)	(196)	(1,024)	(1,299)	(131)	(276)
Cash flows from financing activities
Purchase of common stock	(377)	(150)	—	—	(377)	(150)	—	—
Proceeds from re-issuance of treasury stock	277	113	—	—	277	113	—	—
Proceeds from issuance of debt	833	—	833	—	—	—	—	—
Change in short-term debt	(1,105)	640	(770)	706	(259)	(96)	(76)	30
Dividends paid	(1,201)	(1,112)	—	—	(1,201)	(1,112)	—	—
Dividends paid to minority shareholders	(77)	(77)	—	—	(77)	(77)	—	—
Intracompany financing	—	—	(2,198)	(3,875)	2,244	3,980	(46)	(105)

Net cash provided by (used in) financing activities	(1,650)	(586)	(2,135)	(3,169)	607	2,658	(122)	(75)
Effect of exchange rates on cash and cash equivalents	—	(57)	(1)	(53)	1	(4)	—	—
Net increase (decrease) in cash and cash equivalents	(2,299)	(3,141)	(1,917)	(3,022)	(379)	(134)	(3)	15
Cash and cash equivalents at beginning of period	8,121	12,190	6,603	11,251	1,471	908	47	31

Cash and cash equivalents at end of period	5,822	9,049	4,686	8,229	1,092	774	44	46

SIEMENS AG
CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2006 and September 30, 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	3/31/06	9/30/05	3/31/06	9/30/05	3/31/06	9/30/05	3/31/06	9/30/05
ASSETS
Current assets
Cash and cash equivalents	5,822	8,121	4,686	6,603	1,092	1,471	44	47
Marketable securities	1,295	1,789	—	—	1,277	1,772	18	17
Accounts receivable, net	17,165	17,122	(5)	(6)	13,102	12,758	4,068	4,370
Intracompany receivables	—	—	(13,458)	(15,489)	13,400	15,362	58	127
Inventories, net	15,017	12,812	(4)	(4)	14,967	12,744	54	72
Deferred income taxes	1,438	1,484	(184)	(178)	1,541	1,580	81	82
Assets held for sale	5	245	—	—	5	245	—	—
Other current assets	5,204	5,230	444	506	3,690	3,746	1,070	978

Total current assets	45,946	46,803	(8,521)	(8,568)	49,074	49,678	5,393	5,693

Long-term investments	4,190	3,768	—	—	3,851	3,463	339	305
Goodwill	9,248	8,930	—	—	9,120	8,799	128	131
Other intangible assets, net	3,183	3,107	—	—	3,165	3,092	18	15
Property, plant and equipment, net	12,194	12,012	—	—	8,470	8,217	3,724	3,795
Deferred income taxes	6,303	6,321	1,539	1,541	4,730	4,743	34	37
Other assets	5,510	5,264	164	106	1,912	1,836	3,434	3,322
Other intracompany receivables	—	—	(1,602)	(1,632)	1,599	1,626	3	6

Total assets	86,574	86,205	(8,420)	(8,553)	81,921	81,454	13,073	13,304

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,570	3,999	3,580	3,049	683	564	307	386
Accounts payable	10,135	10,171	(5)	(1)	9,923	9,965	217	207
Intracompany liabilities	—	—	(15,430)	(15,998)	9,250	9,134	6,180	6,864
Accrued liabilities	10,161	10,169	91	115	9,944	9,898	126	156
Deferred income taxes	1,868	1,938	(464)	(475)	2,107	2,203	225	210
Liabilities held for sale	3	289	—	—	3	289	—	—
Other current liabilities	13,956	13,058	403	222	13,243	12,559	310	277

Total current liabilities	40,693	39,624	(11,825)	(13,088)	45,153	44,612	7,365	8,100

Long-term debt	7,381	8,436	6,301	6,937	709	978	371	521
Pension plans and similar commitments	5,376	4,917	—	—	5,374	4,917	2	—
Deferred income taxes	416	427	(10)	(26)	245	274	181	179
Other accruals and provisions	4,597	5,028	91	91	4,057	4,519	449	418
Other intracompany liabilities	—	—	(2,977)	(2,467)	323	284	2,654	2,183

	58,463	58,432	(8,420)	(8,553)	55,861	55,584	11,022	11,401

Minority interests	699	656	—	—	699	656	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,116,085,461 and 1,113,295,461 shares, respectively
Issued: 891,085,461 and 891,085,461 shares, respectively	2,673	2,673
Additional paid-in capital	5,139	5,167
Retained earnings	27,082	26,583
Accumulated other comprehensive income (loss)	(7,482)	(7,305)
Treasury stock, at cost 1,898 and 9,004 shares, respectively	—	(1)

Total shareholders’ equity	27,412	27,117	—	—	25,361	25,214	2,051	1,903

Total liabilities and shareholders’ equity	86,574	86,205	(8,420)	(8,553)	81,921	81,454	13,073	13,304

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: April 27, 2006	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling